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         REDIFF.COM INDIA LIMITED ISSUES EARNINGS CLARIFICATION; FOURTH
                      QUARTER AND YEAR END MARCH 31, 2001

MUMBAI, INDIA, APRIL 20, 2001: Rediff.com India Limited (Nasdaq: REDF), one of India's leading Internet portals focusing on India and the global Indian community, today issued a clarification on Fourth Quarter and Year End Results correcting the earlier press release on this matter dated April 19, 2001. In the earlier Press Release reporting on Fourth Quarter and Year End Results dated April 19, 2001, the first bullet point under the heading "Highlights" should be deleted and replaced by the following language and should read as:

"Revenues increased by 113 percent to US $1.5 million compared to quarter ended March 31, 2000"

This correction is consistent with the information provided under the heading "Financial Results" & the table containing the "Financial Statement" in the earlier Press Release reporting on Fourth Quarter and Year End Results dated April 19, 2001.

                                ABOUT REDIFF.COM

Founded in 1996, Rediff.com India Limited is one of the leading Internet portals focusing on India and the global Indian community. Currently, Rediff.com's web site consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users. The company also has a U.S. edition of its site, with content relevant to the Indian community in the United States.

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with consumer transactions, widespread adoption of the internet, as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S.

Securities and Exchange Commission. Rediff.com India Limited may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

CONTACT:

Rediff.com India Limited
Debasis Ghosh, +91-22-444-9144
debasisg@rediff.co.in

or

Investor Relations:
Thomson Financial/Carson
Sandra Moreno, 212/701-1867
Sandra.moreno@tfn.com

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